Exhibit 99.1

NEWS RELEASE

Toronto, 9 February 2017

Franco-Nevada Declares Quarterly Dividend and Provides Details for Upcoming Release of 2016 Results

Quarterly Dividend Declaration

Franco-Nevada Corporation is pleased to announce that its Board of Directors has declared a quarterly dividend of US$0.22 per share.  The dividend will be paid on March 30, 2017 to shareholders of record on March 16, 2017 (the “Record Date”).  The Canadian dollar equivalent is to be determined based on the daily average rate posted by the Bank of Canada on the Record Date.  Under Canadian tax legislation, Canadian resident individuals who receive “eligible dividends” are entitled to an enhanced gross-up and dividend tax credit on such dividends.

The Company has a Dividend Reinvestment Plan (“DRIP”).  Participation in the DRIP is optional.  The Company will issue additional common shares through treasury at a 3% discount to the Average Market Price, as defined in the DRIP.  However, the Company may, from time to time, in its discretion, change or eliminate the discount applicable to treasury acquisitions or direct that such common shares be purchased in market acquisitions at the prevailing market price, any of which would be publicly announced.  The DRIP and enrollment forms are available on the Company’s website at www.franco-nevada.com.  Registered shareholders may also enroll in the DRIP online through the plan agent’s self-service web portal at www.investorcentre.com/franco-nevada.  Beneficial shareholders should contact their financial intermediary to arrange enrollment.

Details for Upcoming Release of 2016 Results

2016 Results Release:	March 22nd after market close
Conference Call and Webcast:	March 23rd 11:00 am ET
Dial-in Numbers:	Toll-Free: 1-888-231-8191 International: 647-427-7450
Webcast:	www.franco-nevada.com
Replay (available until Mar 30th):	Toronto: 416-849-0833 Toll-Free: 1-855-859-2056 Pass code: 66380664

For more information, please go to our website at www.franco-nevada.com or contact:

Stefan Axell

Director, Corporate Affairs

416-306-6328

info@franco-nevada.com

This press release is not an offer to sell or a solicitation of an offer of securities.  A registration statement relating to the DRIP has been filed with the U.S. Securities and Exchange Commission and may be obtained under the Company’s profile on the U.S. Securities and Exchange Commission’s website at www.sec.gov.